FOR IMMEDIATE RELEASE

Formula Systems Reports Third Quarter results

Herzliya, Israel – November 22, 2005 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of information technology products, solutions and services, announced today results for the third quarter ended September 30, 2005.

Total revenues for the third quarter ended September 30, 2005 were $126.5 million compared to $110.1 million in the third quarter of 2004, an increase of 15%. In the first nine months of 2005 revenues totaled $381.6 million compared to $329.4 million in the comparable period of 2004, an increase of 16%.

Operating income in the third quarter of 2005 was $4.7 million compared to $3.9 million in the third quarter of 2004, an increase of 20%. In the first three quarters of 2005 operating income increased 28% to $13.4 million from $10.4 million in the comparable period of 2004.

Net income in the third quarter totaled $938,000 compared to a net income of $334,000 in the third quarter of 2004. Net income in the first nine months of 2005 totaled $2.9 million compared to $5.0 million in the same period last year.

Gad Goldstein, President of Formula, commented:” I am pleased with the continued improvement pattern in revenues and operating profit as shown in our financial reports. As common in holding companies, the results are the sum of the results of all our subsidiaries, which include subsidiaries that over performed as well as those that need our intervention, guidance and close monitoring. In order to continue the growth pattern taking shape, we are concentrating on making the required changes in those companies whose results are still unsatisfactory, as well as continuing with our efforts to enhance shareholder value and create capital gains “.

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Gad Goldstein, President, Formula Systems Ltd.

+972-9-959-8800

USA:

Dennis S. Dobson, for Formula Systems Ltd.

(203) 255-7902

CONSOLIDATED BALANCE SHEETS

	September 30, 2005 (Unaudited)	December 31, 2004
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	68,636	107,174
Short-term investments	37,164	39,073
Trade receivables	129,233	114,533
Other accounts receivable	23,238	26,105
Inventories	4,949	4,668

	263,220	291,553

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments	5,659	5,247
Investments in affiliates	20,615	24,389

	26,274	29,636

SEVERANCE PAY FUND	32,401	31,943

FIXED ASSETS, NET	23,213	26,529

OTHER ASSETS, NET	262,530	261,359

	607,638	641,020

CURRENT LIABILITIES:
Liabilities to banks and others	85,939	104,975
Trade payables	46,222	41,605
Other accounts payable	71,227	81,105
Debentures	4,720	32,374
Customer advances, net of work in progress	2,154	6, 900

	210,262	266,959

LONG-TERM LIABILITIES:
Debentures	21,005	27,086
Provision for losses in formerly owned investee	1,971	1,971
Deferred taxes	1,166	958
Customer advances	1,563	1,114
Liabilities to banks and others	53,206	19,789
Liability in respect of the acquisition of activities	1,742	2,036
Accrued severance pay	38,679	37,750

	119,332	90,704

MINORITY INTEREST	111,756	96,579

SHAREHOLDERS’ EQUITY	166,288	186,778

	607,638	641,020

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended September 30,		Three months ended September 30,
	2005	2004	2005	2004
	U.S.$		U.S.$
	(in thousands, except per share data)

Revenues	381,568	329,408	126,452	110,054
Cost of revenues	250,592	205,808	82,686	69,761

Gross profit	130,976	123,600	43,766	40,293
Research and development costs, net	17,173	19,282	5,999	6,391
Selling, general and administrative expenses	95,146	89,529	31,583	28,542
Depreciation and amortization	4,142	4,358	1,268	1,473
Restructuring and non-recurring costs	1,113	-	267	-

Operating income	13,402	10,431	4,649	3,887
Financial expenses, net	(6,971)	(7,922)	(2,152)	(2,590)

	6,431	2,509	2,497	1,297
Gain on realization of investments	4,195	6,615	1,733	811
Other income (expenses), net	567	(867)	(263)	(175)

Income before taxes on income	11,193	8,257	3,967	1,933
Taxes on income	2,950	2,707	1,250	831

	8,243	5,550	2,717	1,102
Equity in losses of affiliated companies, net	(2,598)	(1,353)	(177)	(731)
Minority interest in losses (profits), net	(2,778)	788	(1,602)	(37)

Net income	2,867	4,985	938	334

Earnings per share:
Basic	0.22	0.46	0.07	0.02

Diluted	0.17	0.41	0.07	0.01

Weighted average number of shares outstanding:
Basic	12,667	10,800	13,200	10,800

Diluted	12,667	10,800	13,200	10,800